Michael J. Woodall
Chief of Operations	One Post Office Square
Putnam Investor Services	Boston, MA 02109

May 2017

Dear Putnam Shareholder:

We recently mailed you proxy materials seeking your vote on a proposal related to your investment in Putnam Michigan Tax Exempt Income Fund. Our records show that we have not yet received your vote. Please take a moment to vote on this important matter.

There are three ways to quickly and easily cast your vote:

Thank you for your assistance in this matter. Your prompt vote will reduce the need for additional mailings.

Sincerely,

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any surviving fund. For information regarding a surviving fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger, please call the proxy solicitor or visit its website. The relevant telephone number and website are 866-963-5821 and https://www.proxy-direct.com/put-28750. The prospectus/proxy statement contains important information about fund objectives, strategies, fees, expenses, and risk considerations. The prospectus/proxy statement is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering a merger proposal.

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